EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

This expense limitation agreement (the “Agreement”) effective as of the 28th day of October, 2016 is entered into between MERIDIAN FUND, INC., a Maryland corporation (the “Corporation”) and ARROWPOINT ASSET MANAGEMENT, LLC, a Colorado limited liability company, located in Denver, Colorado (the “Adviser”).

WHEREAS, the Corporation and the Adviser have entered into a management agreement dated as of September 5, 2013 with respect to the Meridian Equity Income Fund, Meridian Growth Fund and Meridian Contrarian Fund and a management agreement dated November 1, 2013 with respect to the Meridian Small Cap Growth Fund (the “Management Agreements”), pursuant to each of which the Corporation appointed the Adviser to act as investment adviser to the Corporation for the Meridian Equity Income Fund, Meridian Growth Fund, Meridian Contrarian Fund and Meridian Small Cap Growth Fund (the “Funds”).

WHEREAS, the Adviser and the Corporation desire to entire into the Agreement in order to reflect the Adviser’s agreement to voluntarily waive a portion of the investment advisory and/or administration fees and/or reimburse other expenses for the period commencing on November 1, 2016 (the “Start Date”) through October 31, 2017 (the “End Date”), so that the ratio of expenses to average net assets of each class of each portfolio of the Corporation as reported in the Funds’ Financial Highlights do not exceed the amounts set forth in Schedule A hereto;

NOW THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:

1.	For the period commencing on the Start Date through the End Date, the Adviser agrees it will voluntarily waive a portion of the investment advisory and/or administration fees and/or reimburse other expenses for the period commencing on the Start Date through the End Date so that the ratio of expenses to average net assets of each class of each portfolio of the Corporation as reported in the Funds’ Financial Highlights (excluding dividend expenses on securities sold short and interest expenses on short sales) do not exceed the amounts set forth in Schedule A.

2.	The parties agree to continue such waivers for the applicable Funds at least through the End Date.

3.	For a period not to exceed three (3) years from the date on which a waiver or reimbursement in excess of the expense limitation is made by the Adviser, the Funds will carry forward, and may repay the Adviser such amounts; provided the Funds are able to effect such reimbursement and maintain the expense limitation.

MERIDIAN FUND, INC.

By:	/s/ David J. Corkins
	Name:	David J. Corkins
	Title:	Principal Executive Officer and President

ARROWPOINT ASSET MANAGEMENT, LLC

By:	/s/ Derek Mullins
	Name:	Derek Mullins
	Title:	Chief Financial Officer

Schedule A

	Legacy Class	Investor Class	Institutional Class	Class A	Class C
Meridian Equity Income Fund	1.25%	1.35%	N/A	1.60%	2.00%
Meridian Growth Fund	N/A	1.30%	0.90%	1.55%	2.25%
Meridian Contrarian Fund	N/A	1.35%	N/A	1.60%	2.20%
Meridian Small Cap Growth Fund	1.20%	1.35%	1.10%	1.60%	2.25%